Chaia Georgetown LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-58,554.17
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1201 · Credit Card Receivable	-6,452.65
1250 · 3PM Receivables	6,285.79
1300 · Inventory	-6,438.70
1400 · Prepaid Expenses	3,397.87
2000 · Accounts Payable	69,560.39
2100 · Credit Card Payable:2101 · AMEX Credit Card (82005)	6,541.07
2100 · Credit Card Payable:2105 · Capital One Credit Card (5367)	2,427.51
2710 · Wells Fargo -Loulies (MC-1774)	3,733.94
2200 · Customer Deposits	-671.80
2400 · Payroll Liabilities:2410 · Payroll Accruals	-13,194.52
2400 · Payroll Liabilities:2411 · Accrued Wages	7,200.97
2400 · Payroll Liabilities:2412 · Accrued Payroll Taxes	1,133.85
2400 · Payroll Liabilities:2420 · Tips Payable	828.90
2500 · Accrued Expenses	-10,928.79
2600 · Gift cards	-12,082.89
2701 · Due to/from Chaia LLC	-5,760.00
2702 · Due to/from Chaia MVT	-79,973.99
2703 · Loan from Bettina Stern	22,581.30
2704 · Loan from Intuit (GT)	16,323.01
2705 · Loan from Intuit (LLC)	25,984.83
2711 · Adams Burch Loan Payable	11,299.07
Net cash provided by Operating Activities	-16,759.01
INVESTING ACTIVITIES	
1500 · Fixed Assets:1510 · Equipment	-17,861.25
1500 · Fixed Assets:1520 · Furniture & Fixtures	6,717.81
1600 · Accumulated Depreciation	47,422.00
1800 · 1 Organizational Costs:1850 · 2 Org Accumulated Amortization	5,666.00
Net cash provided by Investing Activities	41,944.56
FINANCING ACTIVITIES	
2810 · Loan from Eagle Bank	-32,985.05
2815 · Loan Payable - Navitas (Toast)	8,048.04
Net cash provided by Financing Activities	-24,937.01
Net cash increase for period	248.54
Cash at beginning of period	11,204.86
Cash at end of period	**11,453.40**